SCHEDULE 13G

CUSIP No. 928563402

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.     )

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1	NAME OF REPORTING PERSON EMC Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 326,500,000 shares of Class A Common Stock(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 326,500,000 shares of Class A Common Stock(1)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,500,000 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 26,500,000 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 4. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Based on 382,942,188 shares of common stock issued and outstanding on November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007. Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

ITEM 1	(a):	Name of Issuer:

VMware, Inc.

ITEM 1	(b):	Address of Issuer’s Principal Executive Offices:

3401 Hillview Avenue, Palo Alto, CA 94304

ITEM 2	(a):	Name of Person Filing:

EMC Corporation

ITEM 2	(b):	Address of Principal Business Office or, if None, Residence:

176 South Street, Hopkinton, MA 01748

ITEM 2	(c):	Citizenship:

EMC Corporation is a Massachusetts corporation

ITEM 2	(d):	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

ITEM 2	(e):	CUSIP Number:

928563402

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.

	(a)	Amount Beneficially Owned:

See the response to Item 9 on the attached Cover Page

	(b)	Percent of Class:

See the response to Item 11 on the attached Cover Page

	(c)	Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 on the attached Cover Page

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 on the attached Cover Page

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached Cover Page

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached Cover Page

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10:	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel